EXHIBIT 99.1

Titan Medical Announces Delays in its Annual Filings and Planned Deregistration with the SEC

TORONTO, ON, March 22, 2023 (GLOBE NEWSWIRE) -- Titan Medical Inc. (“Titan” or the “Company”) (TSX: TMD; OTC: TMDIF) today announces that, as a result of certain financial and operational challenges that the Company has experienced over the past several months and as a result of the Company devoting significant management resources to rectifying these challenges, the Company will not be filing its annual financial statements, the related management’s discussion and analysis and annual information form, and the accompanying chief executive officer and chief financial officer certification for its financial year ended December 31, 2022 (the “Annual Filings”), within 90 days of December 31, 2022, as required under Parts 4 and 5 of National Instrument 51-102 – Continuous Disclosure Obligations and National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.

The Company has made an application to the Ontario Securities Commission, as its principal regulator, under National Policy 12-203 – Cease Trade Orders for Continuous Disclosure Defaults ("NP 12-203") requesting that a management cease trade order ("MCTO") be imposed in respect of the late filing of the Annual Filings. The issuance of a MCTO would not generally affect the ability of persons who are not officers or directors of the Company to trade in the Company’s securities. If the MCTO is granted, the MCTO will prohibit the chief executive officer, the chief financial officer, and possibly the directors or other officers of the Company from trading in securities of the Company for so long as the Annual Filings are not filed. The MCTO, if granted in the form sought, will not generally affect the ability of shareholders who are not insiders of the Company to trade their securities of the Company. There is no guarantee that a MCTO will be granted.

The Company has the necessary financial and human resources to remedy the default and expects to remedy the default by filing the Annual Filings on or before May 19, 2023 and will issue a news release announcing completion of filing of the Annual Filings at such time. Until the Company files the Annual Filings, it will comply with the alternative information guidelines set out in NP 12-203, including issuing bi-weekly default status reports by way of news releases, which will be filed on SEDAR.

The Company also announces its intention to file a Form 25 (Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”)) ("Form 25") with the U.S. Securities and Exchange Commission (the "SEC"). The Company anticipates filing with the SEC a Form 25 on or about April 3, 2023 and expects its reporting obligations under Section 12(b) of the Exchange Act to be suspended on or about April 14, 2023 (approximately 10 days after filing the Form 25).

The Company also intends on filing a Form 15 (Certification and Notice of Termination of Registration Under Section 12(g) of the Exchange Act or Suspension of Duty to File Reports Under Sections 13 and 15(d) of Exchange Act) with the SEC on or about April 14, 2023, which is the anticipated suspension date of the Section 12(b) reporting obligations, to immediately suspend the Company’s filing obligations under the Exchange Act, including the Company’s requirements to file on a go-forward basis annual reports on Form 40-F or Form 20-F and periodic reports on Form 6-K.

The Company reserves the right, for any reason, to delay its Form 25 and Form 15 filings to deregister, respectively, to withdraw them prior to effectiveness, and to otherwise change its plans in respect of deregistration in any way.

About Titan Medical

Titan Medical Inc. (TSX: TMD), a medical device company headquartered in Toronto, Ontario with operations in Chapel Hill, North Carolina, was focused on enhancing robotic assisted surgery (RAS) using innovative technology through a single access point. On November 30, 2022, the Company announced the commencement of a strategic review process that considered a full range of strategic alternatives including corporate sale, merger or other business combination, a sale of all or a portion of the Company’s assets, strategic investment or other significant transaction. On February 8, 2023, the Company announced that none of the parties approached as part of the strategic review process expressed an interest in pursuing a transaction with the Company. As a result, the Company initiated various cost-cutting measures and announced that its board of directors had determined to prioritize the sale of all or a portion of the Company’s assets and subsequently on February 14, 2023, the Company announced that it had laid off a number of senior management personnel.

Cautionary Statement Regarding Forward-Looking Information

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements are frequently, but not always, identified by words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions, although these words may not be present in all forward-looking statements. Forward-looking statements that appear in this release may include, without limitation, references to: the Company’s Annual Filings and whether the Company will remedy the default on or before May 19, 2023; whether the MCTO will be granted by the Ontario Securities Commission; the impact of the MCTO on the Company, its shareholders and directors, the Company’s compliance with NP-203; the Company filing a Form 25 and the effect thereof; and the Company filing a Form 15 and the effect thereof.

These forward-looking statements reflect management’s current beliefs with respect to future events and are based on information currently available to management that, while considered reasonable by management as of the date on which the statements are made, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could result in actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. Forward-looking statements involve significant risks, uncertainties and assumptions and many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such factors and assumptions include, but are not limited to, the Company’s ability to retain key personnel; its ability to execute on its business plans and strategies; the sufficiency of its working capital to continue to fund its operations and other factors listed in the “Risk Factors” section of the Company’s Annual Report for the fiscal year ended December 31, 2021 (which may be viewed at www.sedar.com and at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements.

Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions and the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking statements, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, investors should not place undue reliance on forward-looking statements. All the forward-looking statements are expressly qualified by the foregoing cautionary statements.

Contact
Stephen Lemieux
Chief Financial Officer
investors@titanmedicalinc.com

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